UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42951

WeShop Holdings Limited

Hawk House

22 The Esplanade

Jersey,

JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Capitalization Table

On November 6, 2025, in accordance with Section 8(a) of the Securities Act of 1933 (the “Act”), the registration statements filed with the United States Securities and Exchange Commission by WeShop Holdings Limited (“WeShop”) on Form F-1 (Nos. 333-290275 and 333-290942) became effective under the Act. In connection with WeShop’s direct listing contemplated under its Registration Statement on Form F-1 (No. 333-290275) (the “F-1”), certain indebtedness of WeShop has converted and will convert into Class A Ordinary shares, no par value, of WeShop. The table below sets forth WeShop’s cash, cash equivalents, investments, indebtedness and its total capitalization as of June 30, 2025 (i) on an actual basis; and (ii) on an as adjusted basis to (i) give effect to an additional £1,250,000 of indebtedness(ii) the conversion of certain convertible notes into Class A ordinary shares upon that have occurred since June 30, 2025 or will occur upon the commencement of the offering contemplated by the F-1.

Capitalization

	£	£
	Closing Balance	As Adjusted
Cash and Cash Equivalents	102,600	102,600

Indebtedness
Convertible notes payable	2,571,593	-
Convertible notes payable, at fair value	1,329,231	-
Convertible notes payable, at fair value - related party	43,018	-
Convertible notes payable, net - related party	2,249,937	-
Notes payable	275,426	275,426
On demand loan (1)	-	1,250,000
Total indebtedness	6,469,205	1,525,426
Equity
Ordinary shares
Ordinary shares, no par value 10,937,064	91,756,709	98,498,754
Accumulated deficit	(88,033,765)	(88,033,765)
Total shareholders equity	3,722,944	10,464,989

Total capitalization	10,192,149	11,990,415

(1)	Such loan cannot be redeemed for payment for at least 365 days following the offering. The proceeds of the loan have been and will be used for working capital purposes including paying the costs of this offering.

Memorandum and Articles of Association

In connection with the offering contemplated by the F-1, WeShop has adopted its amended and restated memorandum and articles of association. A copy of the amended and restated memorandum and articles of association is furnished as Exhibit 3.1 to this Report of Foreign Private Issuer on Form 6-K.

Outstanding Ordinary Shares

Upon the commencement of the offering contemplated by the F-1, WeShop has 23,437,064 ordinary shares outstanding (consisting of 10,937,064 Class A ordinary shares and 12,500,000 Class B ordinary shares). The Class B ordinary shares are held by the WeShop Community Trust and convert on a one-for-one basis to Class A ordinary shares upon transfer to holders of WePoints who elect to convert their WePoints.

Financial Statements and Exhibtis

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

By:	/s/ Johnny Hickling
Name:	Johnny Hickling
Title:	Chief Financial Officer

Date: November 13, 2025